UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission File No. 1-12609

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

PG&E Corporation Retirement Savings Plan
(including the PG&E Corporation Retirement Savings Plan
for Union-Represented Employees)

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PG&E CORPORATION
300 Lakeside Drive,
Oakland, CA 94612

The assets of the PG&E Corporation Retirement Savings Plan and the PG&E Corporation Retirement Savings Plan for Union-Represented Employees are held in a single master trust and share the same investment funds, including the PG&E Corporation Common Stock Fund.

REQUIRED INFORMATION

1.The Statements of Net Assets Available for Benefits of the PG&E Corporation Retirement Savings Plan and the PG&E Corporation Retirement Savings Plan for Union-Represented Employees as of December 31, 2025 and 2024 and the Statements of Changes in Net Assets Available for Benefits for the years then ended for such plans, together with the reports of Mah & Associates, LLP, independent registered public accounting firm, are contained in this Annual Report.

2.The Consent of Mah & Associates, LLP, independent registered public accounting firm, is contained in Exhibit 1 to this Annual Report.

PG&E CORPORATION

RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS

AND SUPPLEMENTAL SCHEDULE

TOGETHER WITH REPORT OF INDEPENDENT

REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2025 AND 2024

PG&E CORPORATION
RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm	2

Financial Statements:

Statements of Net Assets Available for Benefits	3

Statements of Changes in Net Assets Available for Benefits	4

Notes to the Financial Statements	5-12

Supplemental Schedule:

Schedule H, Part IV, Line 4i – Schedule of Assets Held	13

Schedule of Delinquent Participant Contributions	14

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Employee Benefit Committee of
PG&E Corporation and Participants of
PG&E Corporation Retirement Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the PG&E Corporation Retirement Savings Plan (the Plan) as of December 31, 2025 and 2024, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental schedule of assets held as of December 31, 2025 and schedule of delinquent participant contributions for the year ended December 31, 2025 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Mah & Associates, LLP
We have served as the Plan’s auditor since 2021.
San Francisco, California
June 29, 2026

PG&E CORPORATION
RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	As of December 31
(in thousands)	2025	2024
Assets
Plan interest in Master Trust investments, at fair value	$5,622,804	$4,796,805
Notes receivable from participants	67,989	59,993
Total assets	5,690,793	4,856,798
Liabilities
Administrative expenses payable	127	64
Net assets available for benefits	$5,690,666	$4,856,734

See accompanying Notes to the Financial Statements.

PG&E CORPORATION
RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31
(in thousands)	2025	2024
Additions to net assets attributed to:
Plan interest in Master Trust investment income	$764,348	$601,882
Contributions:
Employer	90,873	81,234
Participant	217,645	195,775
Rollover	20,566	15,805
Total contributions	329,084	292,814
Interest from notes receivable from participants	4,977	3,878
Total additions, net	1,098,409	898,574
Deductions from net assets attributed to:
Benefit distributions to participants	334,758	328,112
Administrative expenses	2,625	2,331
Total deductions	337,383	330,443
Net increase before asset transfers	761,026	568,131
Asset transfers in, net	72,906	38,428
Net increase	833,932	606,559
Net assets available for benefits:
Beginning of year	4,856,734	4,250,175
End of year	$5,690,666	$4,856,734

See accompanying Notes to the Financial Statements.

PG&E CORPORATION
RETIREMENT SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1: DESCRIPTION OF THE PLAN

General

The following is an overview of the PG&E Corporation Retirement Savings Plan (“Plan” or “RSP”). The Plan document provides a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan covering all non-represented employees of PG&E Corporation and all companies owned by PG&E Corporation (collectively “PG&E Corporation Group”), as designated by PG&E Corporation. The Employee Benefit Committee ("EBC") of PG&E Corporation has oversight over the administration and financial management of affiliated company employee benefit plans, including this Plan. The EBC retains Fidelity Management Trust Company as the Trustee of the Plan (“Trustee”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

The PG&E Corporation Retirement Savings Plan Master Trust (“Master Trust”) holds the investment assets of both the Plan and the PG&E Corporation Retirement Savings Plan for Union-Represented Employees (“Union RSP”). The accompanying financial statements present the assets and liabilities of the Plan only.

Eligibility

In general, all management and administration and technical employees of participating employers within the PG&E Corporation Group are eligible to participate in the Plan, excluding independent contractors, leased employees, and individuals who have a written contract or agreement that excludes participation in the Plan.

Contributions

Participants may elect to contribute any amount in one percent (1%) increments from one to fifty percent (50%) of their eligible compensation on a pre-tax basis, on an after-tax basis, or a combination of both. Participants may also contribute amounts representing distributions from other qualified plans into the Plan. Such “rollover” contributions are not subject to federal or state income taxes until withdrawn or distributed from the Plan.

As provided by the Internal Revenue Code (“Code”), the following table provides the dollar limitations under a 401(k) retirement plan for 2025 and 2024. Section 415(d) of the Code requires the limits to be adjusted annually for cost-of-living increases.

	2025 Limits	2024 Limits
Annual compensation (1)	$350,000	$345,000
Defined contribution limits (2)	$70,000	$69,000
Elective deferral (3)	$23,500	$23,000
Catch-up contributions (4)	$7,500	$7,500

(1) Annual compensation is eligible compensation for the purposes of the Plan and is limited by the Code.
(2) All Plan contributions, including pre-tax and after-tax participant contributions and all employer contributions, may not exceed the lesser of hundred percent (100%) of the participant’s eligible compensation or Code limits.
(3) Participant pre-tax contributions are considered elective deferrals and are limited by the Code.
(4) Participants age 50 and older are permitted to make additional pre-tax contributions (catch-up contributions) according to the Code. Any catch-up contributions made on or after January 1, 2026 by participants whose wages for the preceding calendar year from any employer in the PG&E Corporation Group exceed $150,000 (or as adjusted) must be made as after-tax contributions.

All participants hired on or after January 1, 2013 or rehired after January 1, 2013 and originally hired prior to January 1, 2013 and who had a break in service after January 1, 2013, are eligible for a seventy-five percent (75%) matching employer contribution of their elective employee contributions not to exceed to eight percent (8%) of eligible compensation, i.e., six percent (6%) of eligible compensation.

All other participating employees hired before January 1, 2013 who elected to contribute to the Plan are eligible for a seventy-five percent (75%) matching employer contribution of their elective employee contributions not to exceed six percent (6%) of eligible compensation, i.e., four and a half percent (4.5%) of eligible compensation. In December 2013, these participants were given a one-time opportunity to continue participating in the Final Average Pay Pension under the Pacific Gas and Electric Company Retirement Plan ("Retirement Plan") or elect, beginning in 2014, to participate in the Cash Balance Pension feature of the Retirement Plan. Participants who elected to participate in the Cash Balance Pension receive a matching employer contribution of seventy-five percent (75%) of their elective employee contributions not to exceed eight percent (8%) of eligible compensation, i.e., six percent (6%) of eligible compensation, beginning January 1, 2014.

Participant Accounts

Individual accounts are maintained for each Plan participant. Each account is credited with the participant’s elective contributions through payroll deductions, monthly employer contributions, and an allocation of the net investment gains (losses) and certain investment management fees of the Master Trust. Allocations of net investment gains (losses) and fees are based on participant account balances as defined in the Plan Document.

Vesting

Employer and participant elective contributions and their related accumulated earnings and losses are hundred percent (100%) vested at all times.

Investment Options

The EBC is responsible for the selection of the Plan’s investment fund managers and the selection of the range of investment options. Neither the EBC nor any of the companies within the PG&E Corporation Group is involved in the investment funds’ day-to-day investment operations. Individual participants may select from a suite of target date funds, core funds, and a self-directed brokerage account. Approximately every five years, a new target date fund is added to maintain a complete target date horizon. Target date funds with target retirement dates that have passed will merge into the retirement income fund. Individual participants designate the way in which their contributions are invested and may generally change their investment designation at any time. Currently, employer matching contributions are made in cash and initially invested in accordance with a participant's investment fund directions, or if no directions have been given, any such contributions will be allocated to the participant's account in the Plan's target date fund with a target date closest to the participant's 65th birthday.

The Plan also contains an Employee Stock Ownership Plan. This enables the Plan to pay any dividends directly to participants when declared on the PG&E Corporation common stock held in the PG&E Corporation Stock Fund. Participants may elect to receive their dividends earned from this fund in cash or reinvest their dividends earned from this fund back into the fund. Dividends reinvested are considered contributions but are not subject to Plan limits or limits under applicable rules of the IRS. Any dividends paid that are considered a return on capital are generally treated as a reduction in the basis of the participants’ shares held in the Plan.

In January 2019, the EBC appointed Gallagher Fiduciary Advisors, LLC (“Gallagher”) to serve as an independent fiduciary and investment manager of the Plan with respect to the Plan’s PG&E Corporation Stock Fund and its holdings of PG&E Corporation common stock. As an independent fiduciary, Gallagher has the sole discretionary authority with respect to the operation, including, but not limited to, any potential ongoing maintenance, suspension, freezing, or termination of the PG&E Corporation Stock Fund maintained in the Plan.

In November 2019, Gallagher imposed a limit on the percentage of a participant’s account that may be invested in the PG&E Corporation Stock Fund. Pursuant to Gallagher’s action, a participant may only direct his or her own contributions or employer contributions, or transfer funds from other Plan investment options, to the PG&E Corporation Stock Fund if the value of the participant’s units in the fund represents less than twenty percent (20%) of the total value of the participant’s Plan account. The twenty percent (20%) limit does not apply to dividend payments made to the participant that the participant chooses to reinvest into the PG&E Corporation Stock Fund.

Notes Receivable from Participants

Participants may borrow from their account a minimum of $1,000 up to a maximum equal to the lesser of $50,000, reduced by the highest outstanding loan balances during the one-year period ending on the day before the date the current loan is made, or fifty percent (50%) of the market value of the participant’s account balance. Loans for general purposes have terms ranging up to five years and loans for the purchase of a primary residence have terms ranging up to 15 years. The loans are secured by the balance in the participant’s account and bear interest at a rate equal to the prime rate plus one percent (1%), as determined by the Trustee, for the month in which the loan is requested. The rate is set when participants apply for a loan and remains fixed throughout the duration of the loan term. Principal and interest are paid primarily through payroll deductions and are returned to the participant’s account. Participants pay a one-time origination fee and quarterly maintenance fees for each loan. Participants may have up to three outstanding loans at any time.

Payment of Benefits

Upon termination of service from all employers within the PG&E Corporation Group, a participant with an account balance greater than $7,000 may elect to leave the assets in the Plan, take a lump-sum or partial distribution in cash, or roll the entire or partial balance to an Individual Retirement Account ("IRA") or other tax-qualified plan. If the account balance is $1,000 or less and the participant does not make an active election to take a lump-sum cash distribution or rollover the account balance to an IRA or another tax-qualified plan, the account balance will be automatically distributed in cash (subject to applicable taxes and penalties). If the account balance is greater than $1,000 but less than $7,000 and the participant does not make an active election to take a lump-sum cash distribution or rollover the account balance to an IRA or another tax-qualified plan, the distribution will be automatically rolled over to a Fidelity IRA and invested in the Fidelity Cash Reserve Fund. In the event of a participant’s death, the participant’s beneficiaries will receive the value of the participant’s account balance in a lump-sum payment or may roll the Plan balance over directly into an inherited IRA.

The Setting Every Community Up for Retirement Enhancement Act of 2019 (SECURE Act) increased the required minimum distribution (RMD) age from 70 1/2 to 72. In December 2022, SECURE Act 2.0 was enacted and increased the RMD age to 73 effective 2023 and as late as 75 effective 2033. Additionally, hardship withdrawals and certain in-service withdrawals are permitted subject to Plan provisions.

Administrative Expenses

Certain costs of administering the Plan, including recordkeeping fees and certain expenses of the Trustee, are paid by the participating companies of the PG&E Corporation Group. Investment management fees, used to cover the expenses related to running an investment fund, are paid by participants and are netted against investment returns. Expenses associated with the individual participant brokerage accounts and professional financial advisory services are paid by the participants enrolled in these services. Loan origination and maintenance fees are also paid by participants.

Voting Rights

Each participant is entitled to exercise voting rights based on the equivalent number of PG&E Corporation Stock Fund shares allocated to the participant’s account. Each participant is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is not permitted to exercise voting rights for any share without instructions from the participant. However, the Trustee is required to vote any unallocated shares on behalf of the collective best interest of the Plan participants and beneficiaries.

Plan Termination

PG&E Corporation, acting through the Board of Directors or any duly authorized Committee of the Board, reserves the right to amend, freeze or terminate the Plan at any time subject to the provisions of ERISA. In the event the Plan is terminated, net assets of the Plan will be distributed to participants. Participants will receive full payment of the balance in their accounts.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”).

Use of Estimates

The preparation of financial statements, in conformity with GAAP, requires Plan management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and changes therein, and the disclosure of contingencies. Actual results could differ from these estimates.

Fair Value Measurements

The Plan’s management determines the fair value of certain assets and liabilities based on assumptions that market participants would use in pricing the assets or liabilities. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, or the “exit price.” The Plan’s management utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value and give precedence to observable inputs in determining fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). Assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement.

Investment Valuation and Income Recognition

A participant’s interest in the investment funds is represented by participation units allocated on the basis of contributions and assigned a unit value on the basis of the total value of each fund.

Interest income, dividends, investment management fees where appropriate, and the net appreciation or depreciation in the fair value of the investments held by the Plan are allocated to the participant’s account each day based upon the account’s proportional share of the fund balance.

Interest income is recognized as it is earned. Dividends are recorded on the ex-dividend date, the date before which a participant must hold the underlying investment in order to be entitled to dividends. Net appreciation or depreciation in the fair value of the Plan’s investments consists of: (1) the net change in unrealized appreciation or depreciation on investments held during the year, and (2) the realized gain or loss recognized on the sale of investments during the year.

Purchases and sales of securities are recorded on a trade date basis. Realized gains and losses from security transactions are reported on the average cost basis.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are reclassified as distributions upon default.

Derivative Investments

Subject to certain guidelines, the EBC allows the plan investment managers to use derivative instruments to achieve investment objectives. During the years ended December 31, 2025 and 2024, the Plan and the Master Trust held no direct investments in derivative instruments.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

NOTE 3: MASTER TRUST INVESTMENTS

The Plan’s investment funds are managed by the Trustee or an investment manager, who has discretionary investment authority over the funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits. The following tables present the Master Trust net assets and the Plan’s interest in the Master Trust net assets as of December 31, 2025 and 2024:

	2025
(in thousands)	Master Trust	Plan Interest in the Master Trust
Equity Funds	$4,313,915	$2,298,677
Target Date Funds	3,812,545	1,826,136
PG&E Corporation Stock Fund	312,035	121,966
Brokerage Link Accounts	1,424,411	701,430
Fixed Income Funds	898,994	460,657
Money Market Fund	433,954	213,938
Total Trust investments at fair value	11,195,854	5,622,804
Administrative expense payable	(387)	(127)
Total	$11,195,467	$5,622,677

	2024
(in thousands)	Master Trust	Plan Interest in the Master Trust
Equity Funds	$3,704,541	$1,965,779
Target Date Funds	3,144,374	1,490,415
PG&E Corporation Stock Fund	417,332	158,079
Brokerage Link Accounts	1,118,299	559,488
Fixed Income Funds	821,995	416,391
Money Market Fund	433,050	206,653
Total Trust investments at fair value	9,639,591	4,796,805
Administrative expense payable	(206)	(64)
Total	$9,639,385	$4,796,741

The following table presents the changes in net assets of the Master Trust for the years ended December 31, 2025 and 2024:

	Year Ended December 31,
(in thousands)	2025	2024
Net appreciation in fair value investments	$1,432,336	$1,134,419
Dividends and interest	66,426	51,985
Net investment income	1,498,762	1,186,404
Net transfers	63,259	(32,393)
Administrative expenses	(5,939)	(5,382)
Increase in net assets	1,556,082	1,148,629
Net assets:
Beginning of year	9,639,385	8,490,756
End of year	$11,195,467	$9,639,385

NOTE 4: FAIR VALUE MEASUREMENTS

The Master Trust measures certain assets at fair value. A three-tier fair value hierarchy is established as a basis for considering fair value assumptions and for inputs used in the valuation methodologies in measuring fair value:

    Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

    Level 2 – Other inputs that are directly or indirectly observable in the marketplace.

    Level 3 – Unobservable inputs which are supported by little or no market activities.

The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Investments measured at fair value on a recurring basis for the Master Trust are summarized below.

	Fair Value Measurements as of December 31, 2025
(in thousands)	Level 1	Level 2	Total
Master Trust investments:
Brokerage Link Account	$1,424,411	$—	$1,424,411
Money Market Fund	433,954	—	433,954
PG&E Corporation Stock Fund	312,035	—	312,035
Equity Funds	—	4,313,915	4,313,915
Fixed Income Funds	—	898,994	898,994
Target Date Funds measured at NAV	—	—	3,812,545
Total Master Trust investments, at fair value	$2,170,400	$5,212,909	$11,195,854

	Fair Value Measurements as of December 31, 2024
(in thousands)	Level 1	Level 2	Total
Master Trust investments:
Brokerage Link Account	$1,118,299	$—	$1,118,299
Money Market Fund	433,050	—	433,050
PG&E Corporation Stock Fund	417,332	—	417,332
Equity Funds	—	3,704,541	3,704,541
Fixed Income Funds	—	821,995	821,995
Target Date Funds measured at NAV	—	—	3,144,374
Total Master Trust investments, at fair value	$1,968,681	$4,526,536	$9,639,591

The fair value measurements incorporate various factors, such as the credit standing of the counterparties involved, the applicable exit market, and specific risks inherent in the financial instrument. As of December 31, 2025 and 2024, the following is a description of the valuation methodologies used for the financial instruments at fair value:

•Mutual funds offered to participants either through the brokerage link account or as direct investment options are valued based on unadjusted prices in active markets for identical transactions. The PG&E Corporation Stock Fund invests in PG&E stock. These investments are actively traded on a public exchange and are therefore considered Level 1 assets.

•The money market fund is a commingled fund of U.S. government short-term securities that are valued using unadjusted prices in an active market for identical assets and are therefore considered Level 1 assets.

•The equity funds and fixed income funds are stated at estimated fair value as determined by the issuer based on the unit values of the funds. Unit values are determined by dividing the fund’s net assets, which represent the unadjusted prices in active markets of the underlying investments, by the number of units outstanding at the valuation date. Equity funds and fixed income funds are maintained by investment companies for large institutional investors and are not publicly traded. They are comprised primarily of underlying securities represented by a variety of asset classes that are publicly traded on exchanges or over-the-counter, and price quotes for the assets held by these funds are readily observable and available. As of December 31, 2025 and 2024, equity funds and fixed income funds are categorized as Level 2 assets.

The unit values of equity funds, and fixed income funds are reported using net asset value as an estimate of fair value. The equity funds invest in common stock and securities convertible into common stock from companies of various sizes and geography, with each fund seeking to match the performance of a specified index. The fixed income funds invest in diversified portfolios of bonds, with each fund seeking to match the performance of a specified index. Each of these funds is able to be purchased or redeemed daily based on the unit value determined on the respective transaction date.  These funds have no unfunded commitments, required notice period for redemption, or other redemption restriction.

Investments Measured at Net Asset Value (NAV)

In accordance with FASB ASU No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent), investments that are measured at fair value using the NAV per share practical expedient have not been classified in the fair value hierarchy table above. The fair value amounts are included in the table above in order to reconcile to the amounts presented in the Statement of Net Assets Available for Benefits. These investments include the target date funds. There are no restrictions on the terms and conditions upon which the investments may be redeemed.

Transfers Between Levels

There were no transfers between levels for the years ended December 31, 2025 and 2024. However, certain investments were moved from the fair value hierarchy to net asset value and from net asset value to the fair value hierarchy based on re-evaluation of the underlying assets.

Level 3 Rollforward

There were no assets classified as Level 3 in the fair value hierarchy for the years ended December 31, 2025 and 2024.

NOTE 5: RELATED PARTY TRANSACTIONS

Certain Plan investments, including investments held in the Master Trust, are shares of funds managed by the Trustee. The Plan also invests in PG&E Corporation common stock. These transactions qualify as party-in-interest transactions under ERISA.

The party-in-interest transactions for the Plan are comprised of the following investments:

	As of December 31,
(in thousands)	2025	2024
PG&E Corporation Stock Fund	$121,966	$158,079
Fidelity fund	410,423	356,855
Total party-in-interest investments	$532,389	$514,934

NOTE 6: FEDERAL INCOME TAX STATUS

The Plan has received a determination letter from the IRS dated January 22, 2016, stating that the Plan is qualified under Section 401(a) and Section 401(k) of the Code, and therefore the related trust is exempt from taxation. Although the Plan has been amended since receiving the determination letter, PG&E Corporation believes that the Plan is designed and continues to operate in accordance with the applicable requirements of the Code and no provision for federal income taxes has been recorded in the Plan’s financial statements. Furthermore, participating employees are not liable for federal income tax on amounts allocated to their accounts attributable to: (1) pre-tax participant contributions, (2) reinvested dividends, earnings, and interest income on either pre-tax and after-tax contributions, or (3) employer contributions, until the time that they withdraw such amounts from the Plan.

NOTE 7: LATE REMITTANCES

Late contributions of $12,554 for March 22, 2024 were made to the Master Trust on February 7, 2025; and late contributions of $83,590 for January 23, 2025 and $46,346 for February 21, 2025 were made to the Master Trust on March 12, 2025. Late contributions of $2,402 for March 21, 2025 and $2,142 for April 23, 2025 were made to the Master Trust on December 5, 2025. Additionally, late contributions of $4,868 for July 23, 2025 were made to the Master Trust on August 22, 2025. Earnings on the late contributions of $1,333 for March 22, 2024 earnings amount, $1,055 for January 23, 2025 earnings amount, and $232 for February 21, 2025 earnings amount were made on or around May 27, 2026. Earnings on the late contributions of $358 for March 21, 2025 and $277 for April 23, 2025 were made on or around December 12 and December 17, 2025, respectively. Earnings on the late contributions of $30 for July 23, 2025 are expected to be made in July, 2026. For more information, see “Schedule of Delinquent Participant Contributions ” below.

NOTE 8: SUBSEQUENT EVENTS

The Plan was restated effective January 1, 2026, to incorporate previously approved amendments, SECURE Act and SECURE Act 2.0 changes, as well as the addition of Roth deferrals and the elimination of a suspension following in-service withdrawals. Other than the item above, the Plan has evaluated subsequent events through June 29, 2026, the date the financial statements were available to be issued and noted no subsequent events which would have an impact on the Statements of Net Assets Available for Benefits and the related Statements of Changes in Net Assets Available for Benefits or require disclosure in the notes to financial statements.

PG&E CORPORATION
RETIREMENT SAVINGS PLAN

EIN #: 94-3234914
PLAN #: 001

FORM 5500, SCHEDULE H, PART IV, LINE 4i –
SCHEDULE OF ASSETS HELD
AS OF DECEMBER 31, 2025

(in thousands)
(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current Value
*	Participant loans	Loans to participants with interest rates ranging from 4.25% to 10.5% maturing through 2041	$—	$67,989

(*) Represents a party-in-interest to the Plan, as defined under ERISA.

PG&E CORPORATION
RETIREMENT SAVINGS PLAN

EIN #: 94-3234914
PLAN #: 001

SCHEDULE H, LINE 4a
SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS FOR THE YEAR ENDED DECEMBER 31, 2025

Participant Contributions Transferred Late to Plan	Total that Constitutes Nonexempt Prohibited Transactions
Late Participant Loan Repayments are included	Contributions Corrected Outside VFCP	Contributions Pending Correction Outside VFCP
$151,902	$4,544	$147,358
$151,902	$4,544	$147,358

PG&E CORPORATION

RETIREMENT SAVINGS PLAN
FOR UNION-REPRESENTED EMPLOYEES

FINANCIAL STATEMENTS

AND SUPPLEMENTAL SCHEDULE

TOGETHER WITH REPORT OF INDEPENDENT

REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2025 AND 2024

PG&E CORPORATION
RETIREMENT SAVINGS PLAN
FOR UNION-REPRESENTED EMPLOYEES

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm	2

Financial Statements:

Statements of Net Assets Available for Benefits	3

Statements of Changes in Net Assets Available for Benefits	4

Notes to the Financial Statements	5-12

Supplemental Schedule:

Schedule H, Part IV, Line 4i – Schedule of Assets Held	13

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Employee Benefit Committee of
PG&E Corporation and Participants of
PG&E Corporation Retirement Savings Plan for Union-Represented Employees

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the PG&E Corporation Retirement Savings Plan for Union-Represented Employees (the Plan) as of December 31, 2025 and 2024, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental schedule of assets held as of December 31, 2025 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Mah & Associates, LLP
We have served as the Plan’s auditor since 2021.
San Francisco, California
June 29, 2026
2

PG&E CORPORATION
RETIREMENT SAVINGS PLAN
FOR UNION-REPRESENTED EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	As of December 31
(in thousands)	2025	2024
Assets
Plan interest in Master Trust investments, at fair value	$5,573,050	$4,842,786
Notes receivable from participants	136,464	125,455
Total assets	5,709,514	4,968,241
Liabilities
Administrative expenses payable	260	142
Net assets available for benefits	$5,709,254	$4,968,099

See accompanying Notes to the Financial Statements.

3

PG&E CORPORATION
RETIREMENT SAVINGS PLAN
FOR UNION-REPRESENTED EMPLOYEES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31
(in thousands)	2025	2024
Additions to net assets attributed to:
Plan interest in Master Trust investment income	$734,414	$584,522
Contributions, net of returned ineligible contributions:
Employer	102,828	92,923
Participant	285,075	268,109
Rollover	12,965	13,764
Total contributions	400,868	374,796
Interest from notes receivable from participants	9,971	7,826
Total additions, net	1,145,253	967,144
Deductions from net assets attributed to:
Benefit distributions to participants	327,879	355,745
Administrative expenses	3,313	3,051
Total deductions	331,192	358,796
Net increase before asset transfers	814,061	608,348
Asset transfers out, net	(72,906)	(38,428)
Net increase	741,155	569,920
Net assets available for benefits:
Beginning of year	4,968,099	4,398,179
End of year	$5,709,254	$4,968,099

See accompanying Notes to the Financial Statements.

4

PG&E CORPORATION
RETIREMENT SAVINGS PLAN
FOR UNION-REPRESENTED EMPLOYEES

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1: DESCRIPTION OF THE PLAN

General

The following is an overview of the PG&E Corporation Retirement Savings Plan for Union-Represented Employees (“Plan” or Union RSP). The Plan document provides a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan covering all union-represented employees of PG&E Corporation and all companies owned by PG&E Corporation (collectively “PG&E Corporation Group”), as designated by PG&E Corporation. The Employee Benefit Committee ("EBC") of PG&E Corporation has oversight over the administration and financial management of affiliated company employee benefit plans, including this Plan. The EBC retains Fidelity Management Trust Company as the Trustee of the Plan (“Trustee”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

The PG&E Corporation Retirement Savings Plan Master Trust (“Master Trust”) holds the investment assets of both the Plan and the PG&E Corporation Retirement Savings Plan (“RSP”). The accompanying financial statements present the assets and liabilities of the Plan only.

Eligibility

In general, all union employees of participating employers within the PG&E Corporation Group are eligible to participate in the Plan, excluding independent contractors, leased employees, and individuals who have a written contract or agreement that excludes participation in the Plan.

Contributions

Participants may elect to contribute any amount in one percent (1%) increments from one to twenty percent (20%) (effective January 1, 2026, fifty percent (50%)) of their eligible compensation on a pre-tax basis, on an after-tax basis, or a combination of both. Participants may also contribute amounts representing distributions from other qualified plans into the Plan. Such “rollover” contributions are not subject to federal or state income taxes until withdrawn or distributed from the Plan.

As provided by the Internal Revenue Code (“Code”), the following table provides the dollar limitations under a 401(k) retirement plan for 2025 and 2024. Section 415(d) of the Code requires the limits to be adjusted annually for cost-of-living increases.

	2025 Limits	2024 Limits
Annual compensation (1)	$350,000	$345,000
Defined contribution limits (2)	$70,000	$69,000
Elective deferral (3)	$23,500	$23,000
Catch-up contributions (4)	$7,500	$7,500

(1) Annual compensation is eligible compensation for the purposes of the Plan and is limited by the Code.
(2) All Plan contributions, including pre-tax and after-tax participant contributions and all employer contributions, may not exceed the lesser of hundred percent (100%) of the participant’s eligible compensation or Code limits.
(3) Participant pre-tax contributions are considered elective deferrals and are limited by the Code.
(4) Participants age 50 and older are permitted to make additional pre-tax contributions (catch-up contributions) according to the Code. Any catch-up contributions made on or after January 1, 2026 by participants whose wages for the preceding calendar year from any employer in the PG&E Corporation Group exceed $150,000 (or as adjusted) must be made as after-tax contributions.

All participants hired on or after January 1, 2013 or rehired after January 1, 2013 and originally hired prior to January 1, 2013 and who had a break in service after January 1, 2013, are eligible for a seventy-five percent (75%) matching employer contribution of their elective employee contributions not to exceed eight percent (8%) of eligible compensation, i.e., six percent (6%) of eligible compensation.

5

All other participating employees hired before January 1, 2013 are eligible for a matching employer contribution according to the following years of service:

Length of Service	Matching Employer Contribution
Less than 1 year of service	none
1 to 3 years of service	sixty percent (60%) matching employer contributions of the participant’s pre-tax and/or after-tax contributions that do not exceed three percent of the employee’s eligible compensation
3 years of service or more	sixty percent (60%) matching employer contributions of the participant’s pre-tax and/or after-tax contributions that do not exceed six percent of the employee’s eligible compensation

In December 2013, these participants were given a one-time opportunity to continue participating in the Final Average Pay Pension under the Pacific Gas and Electric Company Retirement Plan ("Retirement Plan") or elect, beginning in 2014, to participate in the Cash Balance Pension feature of the Retirement Plan. Participants who elected to participate in the Cash Balance Pension receive a seventy-five percent (75%) matching employer contribution of their elective employee contributions not to exceed eight percent (8%) of eligible compensation, i.e., six percent (6%) of eligible compensation, beginning January 1, 2014.

Participant Accounts

Individual accounts are maintained for each Plan participant. Each account is credited with the participant’s elective contributions through payroll deductions, monthly employer contributions, and an allocation of the net investment gains (losses) and certain investment management fees of the Master Trust. Allocations of net investment gains (losses) and fees are based on participant account balances as defined in the Plan Document.

Vesting

Employer and participant elective contributions and their related accumulated earnings and losses are hundred percent (100%) vested at all times.

Investment Options

The EBC is responsible for the selection of the Plan’s investment fund managers and the selection of the range of investment options. Neither the EBC nor any of the companies within the PG&E Corporation Group is involved in the investment funds’ day-to-day investment operations. Individual participants may select from a suite of target date funds, core funds, and a self-directed brokerage account. Approximately every five years, a new target date fund is added to maintain a complete target date horizon. Target date funds with target retirement dates that have passed will merge into the retirement income fund. Individual participants designate the way in which their contributions are invested and may generally change their investment designation at any time. Currently, employer matching contributions are made in cash and initially invested in accordance with a participant's investment fund directions, or if no directions have been given, any such contributions will be allocated to the participant's account in the Plan's target date fund with a target date closest to the participant's 65th birthday.

The Plan also contains an Employee Stock Ownership Plan. This enables the Plan to pay any dividends directly to participants when declared on the PG&E Corporation common stock held in the PG&E Corporation Stock Fund. Participants may elect to receive their dividends earned from this fund in cash or reinvest their dividends earned from this fund back into the fund. Dividends reinvested are considered contributions but are not subject to Plan limits or limits under applicable rules of the IRS. Any dividends paid that are considered a return on capital are generally treated as a reduction in the basis of the participants’ shares held in the Plan.

In January 2019, the EBC appointed Gallagher Fiduciary Advisors, LLC (“Gallagher”) to serve as an independent fiduciary and investment manager of the Plan with respect to the Plan’s PG&E Corporation Stock Fund and its holdings of PG&E Corporation common stock. As an independent fiduciary, Gallagher has the sole discretionary authority with respect to the operation, including, but not limited to, any potential ongoing maintenance, suspension, freezing, or termination of the PG&E Corporation Stock Fund maintained in the Plan.

6

In November 2019, Gallagher imposed a limit on the percentage of a participant’s account that may be invested in the PG&E Corporation Stock Fund. Pursuant to Gallagher’s action, a participant may only direct his or her own contributions or employer contributions, or transfer funds from other Plan investment options, to the PG&E Corporation Stock Fund if the value of the participant’s units in the fund represents less than twenty percent (20%) of the total value of the participant’s Plan account. The 20% limit does not apply to dividend payments made to the participant that the participant chooses to reinvest into the PG&E Corporation Stock Fund.

Notes Receivable from Participants

Participants may borrow from their account a minimum of $1,000 up to a maximum equal to the lesser of $50,000, reduced by the highest outstanding loan balances during the one-year period ending on the day before the date the current loan is made, or fifty percent (50%) of the market value of the participant’s account balance. Loans for general purposes have terms ranging up to five years and loans for the purchase of a primary residence have terms ranging up to 15 years. The loans are secured by the balance in the participant’s account and bear interest at a rate equal to the prime rate plus one percent (1%), as determined by the Trustee, for the month in which the loan is requested. The rate is set when participants apply for a loan and remains fixed throughout the duration of the loan term. Principal and interest are paid primarily through payroll deductions and are returned to the participant’s account. Participants pay a one-time origination fee and quarterly maintenance fees for each loan. Participants may have up to three outstanding loans at any time.

Payment of Benefits

Upon termination of service from all employers within the PG&E Corporation Group, a participant with an account balance greater than $7,000 may elect to leave the assets in the Plan, take a lump-sum or partial distribution in cash, or roll the entire or partial balance to an Individual Retirement Account ("IRA") or other tax-qualified plan. If the account balance is $1,000 or less and the participant does not make an active election to take a lump-sum cash distribution or rollover the account balance to an IRA or another tax-qualified plan, the account balance will be automatically distributed in cash (subject to applicable taxes and penalties). If the account balance is greater than $1,000 but less than $7,000 and the participant does not make an active election to take a lump-sum cash distribution or rollover the account balance to an IRA or another tax-qualified plan, the distribution will be automatically rolled over to a Fidelity IRA and invested in the Fidelity Cash Reserve Fund. In the event of a participant’s death, the participant’s beneficiaries will receive the value of the participant’s account balance in a lump-sum payment or may roll the Plan balance over directly into an inherited IRA.

The Setting Every Community Up for Retirement Enhancement Act of 2019 (SECURE Act) increased the required minimum distribution (RMD) age from 70 1/2 to 72. In December 2022, SECURE Act 2.0 was enacted and increased the RMD age to 73 effective 2023 and as late as 75 effective 2033. Additionally, hardship withdrawals and certain in-service withdrawals are permitted subject to Plan provisions.

Administrative Expenses

Certain costs of administering the Plan, including recordkeeping fees and certain expenses of the Trustee, are paid by the participating companies of the PG&E Corporation Group. Investment management fees, used to cover the expenses related to running an investment fund, are paid by participants and are netted against investment returns. Expenses associated with the individual participant brokerage accounts and professional financial advisory services are paid by the participants enrolled in these services. Loan origination and maintenance fees are also paid by participants.

Voting Rights

Each participant is entitled to exercise voting rights based on the equivalent number of PG&E Corporation Stock Fund shares allocated to the participant’s account. Each participant is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is not permitted to exercise voting rights for any share without instructions from the participant. However, the Trustee is required to vote any unallocated shares on behalf of the collective best interest of the Plan participants and beneficiaries.

7

Plan Termination

PG&E Corporation, acting through the Board of Directors or any duly authorized Committee of the Board, reserves the right to amend, freeze or terminate the Plan at any time subject to the provisions of ERISA. In the event the Plan is terminated, net assets of the Plan will be distributed to participants. Participants will receive full payment of the balance in their accounts.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”).

Use of Estimates

The preparation of financial statements, in conformity with GAAP, requires Plan management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and changes therein, and the disclosure of contingencies. Actual results could differ from these estimates.

Fair Value Measurements

The Plan’s management determines the fair value of certain assets and liabilities based on assumptions that market participants would use in pricing the assets or liabilities. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, or the “exit price.” The Plan’s management utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value and give precedence to observable inputs in determining fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). Assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement.

Investment Valuation and Income Recognition

A participant’s interest in the investment funds is represented by participation units allocated on the basis of contributions and assigned a unit value on the basis of the total value of each fund.

Interest income, dividends, investment management fees where appropriate, and the net appreciation or depreciation in the fair value of the investments held by the Plan are allocated to the participant’s account each day based upon the account’s proportional share of the fund balance.

Interest income is recognized as it is earned. Dividends are recorded on the ex-dividend date, the date before which a participant must hold the underlying investment in order to be entitled to dividends. Net appreciation or depreciation in the fair value of the Plan’s investments consists of: (1) the net change in unrealized appreciation or depreciation on investments held during the year, and (2) the realized gain or loss recognized on the sale of investments during the year.

Purchases and sales of securities are recorded on a trade date basis. Realized gains and losses from security transactions are reported on the average cost basis.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are reclassified as distributions upon default.

Derivative Investments

Subject to certain guidelines, the EBC allows the plan investment managers to use derivative instruments to achieve investment objectives. During the years ended December 31, 2025 and 2024, the Plan and the Master Trust held no direct investments in derivative instruments.
8

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

NOTE 3: MASTER TRUST INVESTMENTS

The Plan’s investment funds are managed by the Trustee or an investment manager, who has discretionary investment authority over the funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits. The following tables present the Master Trust net assets and the Plan’s interest in the Master Trust net assets as of December 31, 2025 and 2024:

	2025
(in thousands)	Master Trust	Plan Interest in the Master Trust
Equity Funds	$4,313,915	$2,015,238
Target Date Funds	3,812,545	1,986,409
PG&E Corporation Stock Fund	312,035	190,069
Brokerage Link Accounts	1,424,411	722,981
Fixed Income Funds	898,994	438,337
Money Market Fund	433,954	220,016
Total Trust investments at fair value	11,195,854	5,573,050
Administrative expense payable	(387)	(260)
Total	$11,195,467	$5,572,790

	2024
(in thousands)	Master Trust	Plan Interest in the Master Trust
Equity Funds	$3,704,541	$1,738,762
Target Date Funds	3,144,374	1,653,959
PG&E Corporation Stock Fund	417,332	259,253
Brokerage Link Accounts	1,118,299	558,811
Fixed Income Funds	821,995	405,604
Money Market Fund	433,050	226,397
Total Trust investments at fair value	9,639,591	4,842,786
Administrative expense payable	(206)	(142)
Total	$9,639,385	$4,842,644

9

The following table presents the changes in net assets of the Master Trust for the years ended December 31, 2025 and 2024:

	Year Ended December 31,
(in thousands)	2025	2024
Net appreciation in fair value investments	$1,432,336	$1,134,419
Dividends and interest	66,426	51,985
Net investment income	1,498,762	1,186,404
Net transfers	63,259	(32,393)
Administrative expenses	(5,939)	(5,382)
Increase in net assets	1,556,082	1,148,629
Net assets:
Beginning of year	9,639,385	8,490,756
End of year	$11,195,467	$9,639,385

NOTE 4: FAIR VALUE MEASUREMENTS

The Master Trust measures certain assets at fair value. A three-tier fair value hierarchy is established as a basis for considering fair value assumptions and for inputs used in the valuation methodologies in measuring fair value:

    Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

    Level 2 – Other inputs that are directly or indirectly observable in the marketplace.

    Level 3 – Unobservable inputs which are supported by little or no market activities.

The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Investments measured at fair value on a recurring basis for the Master Trust are summarized below.

	Fair Value Measurements as of December 31, 2025
(in thousands)	Level 1	Level 2	Total
Master Trust investments:
Brokerage Link Account	$1,424,411	$—	$1,424,411
Money Market Fund	433,954	—	433,954
PG&E Corporation Stock Fund	312,035	—	312,035
Equity Funds	—	4,313,915	4,313,915
Fixed Income Funds	—	898,994	898,994
Target Date Funds measured at NAV	—	—	3,812,545
Total Master Trust investments, at fair value	$2,170,400	$5,212,909	$11,195,854

	Fair Value Measurements as of December 31, 2024
(in thousands)	Level 1	Level 2	Total
Master Trust investments:
Brokerage Link Account	$1,118,299	$—	$1,118,299
Money Market Fund	433,050	—	433,050
PG&E Corporation Stock Fund	417,332	—	417,332
Equity Funds	—	3,704,541	3,704,541
Fixed Income Funds	—	821,995	821,995
Target Date Funds measured at NAV	—	—	3,144,374
Total Master Trust investments, at fair value	$1,968,681	$4,526,536	$9,639,591

10

The fair value measurements incorporate various factors, such as the credit standing of the counterparties involved, the applicable exit market, and specific risks inherent in the financial instrument. As of December 31, 2025 and 2024, the following is a description of the valuation methodologies used for the financial instruments at fair value:

•Mutual funds offered to participants either through the brokerage link account or as direct investment options are valued based on unadjusted prices in active markets for identical transactions. The PG&E Corporation stock fund invests in PG&E stock. These investments are actively traded on a public exchange and are therefore considered Level 1 assets.

•The money market fund is a commingled fund of U.S. government short-term securities that are valued using unadjusted prices in an active market for identical assets and are therefore considered Level 1 assets.

•The equity funds and fixed income funds are stated at estimated fair value as determined by the issuer based on the unit values of the funds. Unit values are determined by dividing the fund’s net assets, which represent the unadjusted prices in active markets of the underlying investments, by the number of units outstanding at the valuation date. Equity funds and fixed income funds are maintained by investment companies for large institutional investors and are not publicly traded. They are comprised primarily of underlying securities represented by a variety of asset classes that are publicly traded on exchanges or over-the-counter, and price quotes for the assets held by these funds are readily observable and available. As of December 31, 2025 and 2024, equity funds and fixed income funds are categorized as Level 2 assets.

The unit values of the equity funds, and fixed income funds are reported using net asset value as an estimate of fair value. The equity funds invest in common stock and securities convertible into common stock from companies of various sizes and geography, with each fund seeking to match the performance of a specified index. The fixed income funds invest in diversified portfolios of bonds, with each fund seeking to match the performance of a specified index. Each of these funds is able to be purchased or redeemed daily based on the unit value determined on the respective transaction date.  These funds have no unfunded commitments, required notice period for redemption, or other redemption restriction.

Investments Measured at Net Asset Value (NAV)

In accordance with FASB ASU No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent), investments that are measured at fair value using the NAV per share practical expedient have not been classified in the fair value hierarchy table above. The fair value amounts are included in the table above in order to reconcile to the amounts presented in the Statement of Net Assets Available for Benefits. These investments include the target date funds. There are no restrictions on the terms and conditions upon which the investments may be redeemed.

Transfers Between Levels

There were no transfers between levels for the years ended December 31, 2025 and 2024. However, certain investments were moved from the fair value hierarchy to net asset value and from net asset value to the fair value hierarchy based on re-evaluation of the underlying assets.

Level 3 Rollforward

There were no assets classified as Level 3 in the fair value hierarchy for the years ended December 31, 2025 and 2024.

NOTE 5: RELATED PARTY TRANSACTIONS

Certain Plan investments, including investments held in the Master Trust, are shares of funds managed by the Trustee. The Plan also invests in PG&E Corporation common stock. These transactions qualify as party-in-interest transactions under ERISA.

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The party-in-interest transactions for the Plan are comprised of the following investments:

	As of December 31,
(in thousands)	2025	2024
PG&E Corporation Stock Fund	$190,068	$259,252
Fidelity fund	375,651	313,108
Total party-in-interest investments	$565,719	$572,360

NOTE 6: FEDERAL INCOME TAX STATUS

The Plan has received a determination letter from the IRS dated January 22, 2016, stating that the Plan is qualified under Section 401(a) and Section 401(k) of the Code, and therefore the related trust is exempt from taxation. Although the Plan has been amended since receiving the determination letter, PG&E Corporation believes that the Plan is designed and continues to operate in accordance with the applicable requirements of the Code and no provision for federal income taxes has been recorded in the Plan’s financial statements. Furthermore, participating employees are not liable for federal income tax on amounts allocated to their accounts attributable to: (1) pre-tax participant contributions, (2) reinvested dividends, earnings, and interest income on either pre-tax and after-tax contributions, or (3) employer contributions, until the time that they withdraw such amounts from the Plan.

NOTE 7: SUBSEQUENT EVENTS

The Plan was restated effective January 1, 2026, to incorporate previously approved amendments, SECURE Act and SECURE Act 2.0 changes, as well as the addition of Roth deferrals, the elimination of a suspension following in-service withdrawals, and an increase of the employee deferral limit from 20% to 50%. Other than the item above, the Plan has evaluated subsequent events through June 29, 2026, the date the financial statements were available to be issued and noted no subsequent events which would have an impact on the Statements of Net Assets Available for Benefits and the related Statements of Changes in Net Assets Available for Benefits or require disclosure in the notes to financial statements.

12

PG&E CORPORATION
RETIREMENT SAVINGS PLAN
FOR UNION-REPRESENTED EMPLOYEES

EIN #: 94-3234914
PLAN #: 002

FORM 5500, SCHEDULE H, PART IV, LINE 4i –
SCHEDULE OF ASSETS HELD
AS OF DECEMBER 31, 2025

(in thousands)
(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current Value
*	Participant loans	Loans to participants with interest rates ranging from 4.25% to 10.5% maturing through 2041	$—	$136,464

(*) Represents a party-in-interest to the Plan, as defined under ERISA.

13

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PG&E CORPORATION RETIREMENT SAVINGS PLAN (including the PG&E Corporation Retirement Savings Plan for Union-Represented Employees)

By:	/s/ CAROLYN BURKE
Carolyn Burke
Member, Employee Benefit Committee

Date:  June 29, 2026